     Filer: MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

             SELECT 5 INDUSTRIAL PORTFOLIO 2000-1

              Investment Company Act No. 811-5065

              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                           FORM S-6

For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


     A.  Exact name of Trust:

         MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
         SELECT 5 INDUSTRIAL PORTFOLIO 2000-1

     B.  Name of Depositor:

         DEAN WITTER REYNOLDS INC.

     C.  Complete address of Depositor's principal executive office:

         DEAN WITTER REYNOLDS INC.
         Two World Trade Center
         New York, New York  10048

     D.  Name and complete address of agents for service

         MR. MICHAEL D. BROWNE
         DEAN WITTER REYNOLDS INC.
         Unit Trust Department
         Two World Trade Center - 59th Floor
         New York, New York  10048

         Copy to:

         KENNETH W. ORCE, ESQ.
         CAHILL GORDON & REINDEL
         80 Pine Street
         New York, New York  10005

     E.  Total and amount of securities being registered:

         An indefinite number of Units of Beneficial Interest pursu-ant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

     F. Proposed maximum offering price to the public of the secu-rities being registered:

         Indefinite

     G.  Amount of filing fee:

         N/A

     H.  Approximate date of proposed sale to public:

         AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
         REGISTRATION STATEMENT.

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effec-tive date until the registrant shall file a further amend-ment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
             SELECT 5 INDUSTRIAL PORTFOLIO 2000-1

                     Cross Reference Sheet

            Pursuant to Rule 404(c) of Regulation C
               under the Securities Act of 1933

         (Form N-8B-2 Items required by Instruction 1
                 as to Prospectus on Form S-6)


Form N-8B-2                               Form S-6
Item Number                               Heading in Prospectus

     I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of Trust                )  Front Cover
     (b)  Title of securities issued   )

2.   Name and address of Depositor     )  Table of Contents

3.   Name and address of Trustee       )  Table of Contents

4.   Name and address of principal     )  Table of Contents
     Underwriter                       )

5.   Organization of Trust             )  Introduction

6.   Execution and termination of      )  Introduction; Amendment
     Indenture                         )  and Termination of the
                                       )  Indenture

7.   Changes of name                   )  Included in Form
                                          N-8B-2

8.   Fiscal Year                       )  Included in Form
                                          N-8B-2

9.   Litigation                        )  *

     II.  GENERAL DESCRIPTION OF THE TRUST
          AND SECURITIES OF THE TRUST




_________________________

*    Not applicable, answer negative or not required.

Form N-8B-2                               Form S-6
Item Number                               Heading in Prospectus

10.  General Information regarding     )
     Trust's Securities and Rights     )
     of Holders                        )

     (a)  Type of Securities           )  Rights of Unit Holders
          (Registered or Bearer)       )

     (b)  Type of Securities           )  Administration of the
          (Cumulative or Distribu-     )  Trust - Distribution
          tive)                        )

     (c)  Rights of Holders as to      )  Redemption; Public Offer-
          withdrawal or redemption     )  fering of Units -

                                       )  Secondary Market

     (d)  Rights of Holders as to      )  Public Offering of Units
          conversion, transfer, par-   )  - Secondary Market; Ex-
          tial redemption and simi-    )  change Option; Redemp-
          lar matters                  )  tion; Rights of Unit
                                       )  Holders -Certificates
                                       )

     (e)  Lapses or defaults with      )  *
          respect to periodic pay-     )
          ment plan certificates       )

     (f)  Voting rights as to Secu-    )  Rights of Unit Holders -
          rities under the Indenture   )  Certain Limitations;
                                       )  Amendment and Termina-
                                       )  tion of the Indenture

     (g)  Notice to Holders as to      )
          change in:                   )

          (1)  Composition of assets   )  Administration of the
               of Trust                )  Trust - Reports to Unit
                                       )  Holders; The Trust - Sum-
                                       )  mary Description of the
                                       )  Portfolios
          (2)  Terms and Conditions    )  Amendment and Termina-
               of Trust's Securities   )  tion of the Indenture
          (3)  Provisions of Inden-    )  Amendment and Termina-
               ture                    )  tion of the Indenture

_________________________

*    Not applicable, answer negative or not required.

Form N-8B-2                               Form S-6
Item Number                               Heading in Prospectus

          (4)  Identity of Depositor   )  Sponsor; Trustee
               and Trustee             )

     (h)  Security Holders Consent     )
          required to change:          )

          (1)  Composition of assets   )  Amendment and Termina-
               of Trust                )  tion of the Indenture
          (2)  Terms and conditions    )  Amendment and Termina-
               of Trust's Securities   )  tion of the Indenture
          (3)  Provisions of Inden-    )  Amendment and Termina-
               ture                    )  tion of the Indenture
          (4)  Identity of Depositor   )  *
               and Trustee             )

     (i)  Other principal features     )  Cover of Prospectus; Tax
          of the Trust's Securities    )  Status

11.  Type of securities comprising     )  The Trust - Summary De-
     units                             )  scription of the Portfo-
                                       )  lios; Objectives and Se-
                                       )  curities Selection; The
                                       )  Trust - Special Consid-
                                       )  erations

12.  Type of securities comprising     )  *
     periodic payment certificates     )

13.  (a)  Load, fees, expenses, etc.   )  Summary of Essential In-
                                       )  formation; Public Offer-
                                       )  ing of Units - Public
                                       )  Offering Price; - Profit
                                       )  of Sponsor;- Volume Dis-
                                       )  count; Expenses and
                                       )  Charges

     (b)  Certain information re-      )  *
          garding periodic payment     )
          certificates                 )





_________________________

*    Not applicable, answer negative or not required.

Form N-8B-2                               Form S-6
Item Number                               Heading in Prospectus

     (c)  Certain percentages          )  Summary of Essential In-
                                       )  formation; Public Offer-
                                       )  ing of Units
                                       )  - Public Offering Price;
                                       )  - Profit of Sponsor; -
                                       )  Volume Discount
                                       )

     (d)  Price differentials          )  Public Offering of Units
                                       )  - Public Offering Price
                                       )
                                       )

     (e)  Certain other loads, fees,   )  Rights of Unit Holders -
          expenses, etc. payable by    )  Certificates

          holders                      )

     (f)  Certain profits receivable   )  Redemption - Purchase by
          by depositor, principal      )  the Sponsors of Units
          underwriters, trustee or     )  Tendered for Redemption
          affiliated persons           )

     (g)  Ratio of annual charges to   )  *
          income                       )

14.  Issuance of trust's securities    )  Introduction; Rights of
                                       )  Unit Holders - Certifi-
                                       )  cates

15.  Receipt and handling of pay-      )  Public Offering of Units
     ments from purchasers             )  - Profit of Sponsor
                                       )

16.  Acquisition and disposition of    )  Introduction; Amendment
     underlying securities             )  and Termination of the
                                       )  Indenture; Objectives
                                       )  and Securities Selec-
                                       )  tion; The Trust - Sum-
                                       )  mary Description of the
                                       )  Portfolio; Sponsor - Re-
                                       )  sponsibility
                                       )


_________________________

*    Not applicable, answer negative or not required.

Form N-8B-2                               Form S-6
Item Number                               Heading in Prospectus

17.  Withdrawal or redemption          )  Redemption; Public Of-
                                       )  fering of Units - Secon-
                                       )  dary Market

18.  (a)  Receipt and disposition of   )  Administration of the
          income                       )  Trust; Reinvestment Pro-

                                       )  grams

     (b)  Reinvestment of distribu-    )  Reinvestment Programs
          tions                        )

     (c)  Reserves or special fund     )  Administration of the
                                       )  Trust - Distribution

     (d)  Schedule of distribution     )  *

19.  Records, accounts and report      )  Administration of the
                                       )  Trust - Records and Ac-
                                       )  counts; - Reports to
                                       )  Unit Holders

20.  Certain miscellaneous provi-      )  Amendment and Termina-
     sions of the trust agreement      )  tion of the Indenture;
                                       )  Sponsor - Limitation on
                                       )  Liability - Resignation;
                                       )  Trustee - Limitation on
                                       )  Liability - Resignation
                                       )

21.  Loans to security holders         )  *

22.  Limitations on liability of de-   )  Sponsor, Trustee;
     positor, trustee, custodian,      )  Evaluator - Limitation
     etc.                              )  on Liability

23.  Bonding arrangements              )  Included on Form
                                          N-8B-2

24.  Other material provisions of      )  *
     the trust agreement               )

     III.  ORGANIZATION PERSONNEL AND
          AFFILIATED PERSONS OF DEPOSITOR

_________________________

*    Not applicable, answer negative or not required.

Form N-8B-2                               Form S-6
Item Number                               Heading in Prospectus

25.  Organization of Depositor         )  Sponsor

26.  Fees received by Depositor        )  Expenses and Charges -
                                       )  fees; Public Offering of
                                       )  Units - Profit of Spon-
                                       )  sor

27.  Business of Depositor             )  Sponsor and Included in
                                       )  Form N-8B-2

28.  Certain information as to offi-   )  Included in Form
     cials and affiliated persons of   )  N-8B-2
     Depositor                         )

29.  Voting securities of Depositor    )  Included in Form
                                       )  N-8B-2

30.  Persons controlling Depositor     )  *

31.  Compensation of Officers and      )  *
     Directors of Depositor            )

32.  Compensation of Directors of      )  *
     Depositor                         )

33.  Compensation of employees of      )  *
     Depositor                         )

34.  Remuneration of other persons     )  *
     for certain services rendered     )
     to trust                          )

     IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

35.  Distribution of trust's securi-   )  Public Offering of Units
     ties by states                    )  - Public Distribution
                                       )

36.  Suspension of sales of trust's    )  *
     securities                        )

37.  Revocation of authority to dis-   )  *
     tribute                           )

_________________________

*    Not applicable, answer negative or not required.

Form N-8B-2                               Form S-6
Item Number                               Heading in Prospectus

38.  (a)  Method of distribution       )  Public Offering of Units
     (b)  Underwriting agreements      )
     (c)  Selling agreements           )

39.  (a)  Organization of principal    )  Sponsor
          underwriter                  )
     (b)  N.A.S.D. membership of       )

          principal underwriter        )

40.  Certain fees received by prin-    )  Public Offering of Units
     cipal underwriter                 )  - Profit of Sponsor

                                       )

41.  (a)  Business of principal un-    )  Sponsor
          derwriter                    )
     (b)  Branch offices of princi-    )  *
          pal underwriter              )
     (c)  Salesman of principal un-    )  *
          derwriter                    )

42.  Ownership of trust's securities   )  *
     by certain persons                )

43.  Certain brokerage commissions     )  *
     received by principal under-      )
     writer                            )

44.  (a)  Method of valuation          )  Public Offering of Units
     (b)  Schedule as to offering      )  *
          price                        )
     (c)  Variation in offering        )  Public Offering of Units
          price to certain persons     )  - Volume Discount; Ex-
                                       )  change Option

45.  Suspension of redemption rights   )  *

46.  (a)  Redemption valuation         )  Public Offering of
                                       )  Units- Secondary Market;
                                       )  Redemption
     (b)  Schedule as to redemption    )  *
          price                        )



_________________________

*    Not applicable, answer negative or not required.

Form N-8B-2                               Form S-6
Item Number                               Heading in Prospectus

47.  Maintenance of position in un-    )  See items 10(d), 44 and
     derlying securities               )  46

     V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of    )  Trustee
     Trustee                           )

49.  Fees and expenses of Trustee      )  Expenses and Charges

50.  Trustee's lien                    )  Expenses and Charges

     VI.  INFORMATION CONCERNING INSURANCE
          OF HOLDERS OF SECURITIES

51.  (a)  Name and address of Insur-   )  *
          ance Company                 )
     (b)  Type of policies             )  *
     (c)  Type of risks insured and    )  *
          excluded                     )
     (d)  Coverage of policies         )  *
     (e)  Beneficiaries of policies    )  *
     (f)  Terms and manner of can-     )  *
          cellation                    )

     (g)  Method of determining pre-   )  *
          miums                        )
     (h)  Amount of aggregate premi-   )  *
          ums paid                     )
     (i)  Persons receiving any part   )  *
          of premiums                  )
     (j)  Other material provisions    )  *
          of the Trust relating to     )
          insurance                    )

     VII.  POLICY OF REGISTRANT

52.  (a)  Method of selecting and      )  Introduction; Objectives
          eliminating securities       )  and Securities Selec-
          from the Trust               )  tion; The Trust - Sum-
                                       )  mary Description of the
                                       )  Portfolio; Sponsor - Re-
                                       )  sponsibility


_________________________

*    Not applicable, answer negative or not required.

Form N-8B-2                               Form S-6
Item Number                               Heading in Prospectus

     (b)  Elimination of securities    )  *
          from the Trust               )
     (c)  Substitution and elimina-    )  Introduction; Objectives
          tion of securities from      )  and Securities Selec-
          the Trust                    )  tion; Sponsor - Respon-
                                       )  sibility
     (d)  Description of any funda-    )  *
          mental policy of the Trust   )

53.  Taxable status of the Trust       )  Cover of Prospectus; Tax
                                       )  Status

     VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Information regarding the         )  *
     Trust's past ten fiscal years     )

55.  Certain information regarding     )  *
     periodic payment plan certifi-    )
     cates                             )

56.  Certain information regarding     )  *
     periodic payment plan certifi-    )
     cates                             )

57.  Certain information regarding     )  *
     periodic payment plan certifi-    )
     cates                             )

58.  Certain information regarding     )  *
     periodic payment plan certifi-    )
     cates                             )

59.  Financial statements              )  Statement of Financial
     (Instruction 1(c) to Form S-6)    )  Condition
_________________________

*    Not applicable, answer negative or not required.

            SUBJECT TO COMPLETION NOVEMBER 16, 1999



        MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
             SELECT 5 INDUSTRIAL PORTFOLIO 2000-1
                   A "UNIT INVESTMENT TRUST"



          The attached final prospectus for a prior Series of Morgan Stanley Dean Witter Select Equity Trust Select 5 Indus-trial Portfolio is hereby used as a preliminary prospectus for Morgan Stanley Dean Witter Select Equity Trust Select 5 Indus-trial Portfolio 2000-1. The narrative information relating to the operation of this Series and the structure of the final prospectus for this Series will be substantially the same as that set forth in the attached prospectus. Information with respect to pricing, the number of units, dates and summary in-formation regarding the characteristics of securities to be de-posited in this Series is not now available and will be differ-ent from that included in the attached final prospectus since each Series has a unique Portfolio. Accordingly, the informa-tion contained herein with regard to the previous Series should be considered as being included for informational purposes only.

          Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the date of the effectiveness of the registration statement relating to Units of this Series.

          OFFERS TO SELL OR THE SOLICITATION OF ORDERS TO BUY MAY ONLY BE MADE IN THOSE JURISDICTIONS IN WHICH THE SECURITIES OF A TRUST HAVE BEEN REGISTERED. INVESTORS SHOULD CONTACT ACCOUNT EXECUTIVES OF THE SPONSOR TO DETERMINE WHETHER THE SECURITIES OF A PARTICULAR TRUST HAVE BEEN REGISTERED FOR SALE IN THE STATE IN WHICH THEY RESIDE.

          THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

        MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
              SELECT 5 INDUSTRIAL PORTFOLIO 99-6

          This prospectus dated November 2, 1999, File No. 333-
88445, is hereby incorporated by reference herein.


        MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
              SELECT 5 INDUSTRIAL PORTFOLIO 99-5

          This prospectus dated September 1, 1999, File
No. 333-84651, is hereby incorporated by reference herein.


        MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
              SELECT 5 INDUSTRIAL PORTFOLIO 99-4

          This prospectus dated July 1, 1999, File No. 333-
79927, is hereby incorporated by reference herein.


        MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
              SELECT 5 INDUSTRIAL PORTFOLIO 99-3

          This prospectus dated May 3, 1999, File No. 333-
76087, is hereby incorporated by reference herein.


        MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
              SELECT 5 INDUSTRIAL PORTFOLIO 99-2

          This prospectus dated February 26, 1999, File
No. 333-72177, is hereby incorporated by reference herein.


        MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
              SELECT 5 INDUSTRIAL PORTFOLIO 99-1

          This prospectus dated January 4, 1999, File No. 333-
64625, is hereby incorporated by reference herein.


        MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
              SELECT 5 INDUSTRIAL PORTFOLIO 98-6

          This prospectus dated November 2, 1998, File No. 333-
63327, is hereby incorporated by reference herein.

        PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

              CONTENTS OF REGISTRATION STATEMENT

     This registration statement on Form S-6 comprises the follow-ing documents:

     The facing sheet.

     The Cross Reference Sheet.

     The Prospectus.

     The signatures.

     Listed below are the names and registration numbers of each previous Series of Morgan Stanley Dean Witter Select Equity Trust, the final prospectus for any of which is used as a preliminary prospectus for Morgan Stanley Dean Witter Select Equity Trust Select 5 Industrial Portfolio 2000-1. These prior final prospectuses are incorporated herein by reference.


     Morgan Stanley Dean Witter Select Equity Trust
     Select 5 Industrial Portfolio 99-6
     (Registration No. 333-88445)
     Morgan Stanley Dean Witter Select Equity Trust
     Select 5 Industrial Portfolio 99-5
     (Registration No. 333-84651)
     Morgan Stanley Dean Witter Select Equity Trust
     Select 5 Industrial Portfolio 99-4
     (Registration No. 333-79927)
     Morgan Stanley Dean Witter Select Equity Trust
     Select 5 Industrial Portfolio 99-3
     (Registration No. 333-76087)
     Morgan Stanley Dean Witter Select Equity Trust,
     Select 5 Industrial Portfolio 99-2
     (Registration No. 333-72177)
     Morgan Stanley Dean Witter Select Equity Trust,
     Select 5 Industrial Portfolio 99-1
     (Registration No. 333-64625)
     Morgan Stanley Dean Witter Select Equity Trust,
     Select 5 Industrial Portfolio 98-6
     (Registration No. 333-63327)


     Written consents of the following persons:

          .  Cahill Gordon & Reindel (included in Exhibit 5)

          .  Deloitte & Touche LLP

               The following Exhibits:

  ****EX-3(i)     Certificate of Incorporation of Dean Witter Rey-
                  nolds Inc.

  ****EX-3(ii)    By-Laws of Dean Witter Reynolds Inc.

     *EX-4.1      Trust Indenture and Agreement, dated January 22,
                  1991.

     *EX-4.15     Amendment to Exhibit 4.1 dated December 30,
                  1997.

    **EX-4.2      Draft of Reference Trust Agreement.

   ***EX-4.3      Amendment dated July 18, 1995 to Trust Indenture
                  and Agreement dated January 22, 1991.

 *****EX-5        Opinion of counsel as to the legality of the se-
                  curities being registered.

 *****EX-23.1     Consent of Independent Auditors.

 *****EX-23.2     Consent of Cahill Gordon & Reindel (included in
                  Exhibit 5).

******EX-24       Powers of Attorney executed by a majority of the
                  Board of Directors of Dean Witter Reynolds Inc.

      EX-99 Information as to Officers and Directors of Dean Witter Reynolds Inc. is incorporated by refer-ence to Schedules A and D of Form BD filed by Dean Witter Reynolds Inc. pursuant to Rules 15b1-1 and 15b3-1 under the Securities Exchanges Act of 1934 (1934 Act File No. 8-14172).





        ___________________________

* The Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Ex-change Commission as an exhibit to the Registration Statement of Sears Equity Investment Trust, Selected Opportunities Series 4, Registration No. 33-35347 and as amended and filed as an exhibit to Dean Witter Select Equity Trust, Select 5 Industrial Portfo-lio 98-1, Registration No. 333-41783.

**     Filed herewith.


*** The Amendment dated July 18, 1995 to the Trust Indenture and Agreement is incorporated by reference to exhibit of same desig-nation filed with the Securities and Exchange Commission as on exhibit to the Registration Statement of Dean Witter Select Eq-uity Trust, Select 5 Industrial Portfolio 95-3, Registration
       No. 33-60121.

**** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, In-sured Long Term Series 33 and Long Term Municipal Portfolio Se-ries 106, Registration numbers 33-38086 and 33-37629, respec-tively.

*****  To be filed by amendment.

****** Previously Filed.

                         SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant, Morgan Stanley Dean Witter Select Equity Trust Select 5 Industrial Portfolio 2000-1, has duly caused this Registration Statement to be signed on its behalf by the under-signed, thereunto duly authorized, all in the City of New York and State of New York on the 16th day of November, 1999.

                                MORGAN STANLEY DEAN WITTER
                                SELECT EQUITY TRUST
                                SELECT 5 INDUSTRIAL PORTFOLIO
                                2000-1
                                (Registrant)

                           By:  Dean Witter Reynolds Inc.
                                (Depositor)



                                /s/Thomas Hines

                                Thomas Hines
                                Authorized Signatory

       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of Dean Witter Reynolds Inc., the Depositor, by the following person in the following capacities and by the following persons who constitute a majority of the Depositor's Board of Directors in the City of New York, and State of New York, on this 16th day of November, 1999.

                                DEAN WITTER REYNOLDS INC.


          Name                          Office

          Philip J. Purcell             Chairman & Chief )
                                        Executive Officer)
                                        and Director***  )
          Bruce F. Alonso               Director****
          Richard M. DeMartini          Director***
          Raymond J. Drop               Director****
          James F. Higgins              Director***
          Mitchell M. Merin             Director*
          Stephen R. Miller             Director***
          Thomas C. Schneider           Director**


                                By: /s/Thomas Hines
                                    Thomas Hines
                                    Attorney-in-fact*, **,
                                    ***, ****
          _____________________

* Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Indus-trial Portfolio 97-1, File No. 333-16839.

** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 96-4, File No. 333-10499.

*** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 for Dean Witter Se-lect Equity Trust, Select 10 International Series 95-1, File No. 33-56389.

**** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Post-Effective Amendment No. 1 to Form S-6 for Morgan Stan-ley Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 99-4, File No. 333-79905.

                       Exhibit Index
                             To
                          Form S-6
                   Registration Statement
              Under the Securities Act of 1933

Exhibit No.                          Document

 ****EX-3(i)            Certificate of Incorporation
                        of Dean Witter Reynolds Inc.

 ****EX-3(ii)           By-Laws of Dean Witter Rey-
                        nolds Inc.

    *EX-4.1             Trust Indenture and Agree-
                        ment, dated January 22, 1991

    *EX-4.15            Amendment to Exhiibt 4.1
                        dated December 30, 1997.

   **EX-4.2             Draft of Reference Trust
                        Agreement.

  ***EX-4.3             Amendment dated July 18,
                        1995 to Trust Indenture and
                        Agreement dated January 22,
                        1991.

 *****EX-5              Opinion of counsel as to the
                        legality of the securities
                        being registered.

 *****EX-23.1           Consent of Independent Audi-
                        tors.

 *****EX-23.2           Consent of Cahill Gordon &
                        Reindel (included in Ex-
                        hibit 5).

******EX-24             Powers of Attorney executed
                        by a majority of the Board
                        of Directors of Dean Witter
                        Reynolds Inc.

      EX-99             Information as to Officers
                        and Directors of Dean Witter
                        Reynolds Inc. is incorpo-
                        rated by reference to Sched-
                        ule A and D of Form BD filed
                        by Dean Witter Reynolds Inc.
                        pursuant to Rules 15b1-1 and
                        15b3-1 under the Securities
                        Exchange Act of 1934 (1934
                        Act File No. 8-14172).
          ___________________________

* The Trust Indenture and Agreement is incorporated by ref-erence to exhibit of same designation filed with the Secu-rities and Exchange Commission as an exhibit to the Regis-tration Statement of Sears Equity Investment Trust, Se-lected Opportunities Series 4, Registration No. 33-35347 and as amended and filed as an exhibit to Dean Witter Se-lect Equity Trust, Select 5 Industrial Portfolio 98-1, Registration No. 333-41783.

**     Filed herewith.

*** The Amendment dated July 18, 1995 to the Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as on exhibit to the Registration Statement of Dean Witter Select Equity Trust, Select 5 Industrial Port-folio 95-3, Registration No. 33-60121.

**** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration Nos. 33-38086 and 33-37629, respectively.

*****  To be filed by amendment.

****** Previously Filed.